EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.119/2009

SUPPL

June 18, 2009

SEC
Mail Processing
Section

JUN 18 2009

Washington, DC
100

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

09046374

Dear Sirs,

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Jun 18, 09

Jle 6/24

Summary Statement of Assets and Liabilities [1/]

As of 31 May 2009

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	21,153,655,311.53	Deposits	896,501,868,348.50
Interbank and money market items	93,303,734,923.32	Interbank and money market items	43,361,854,715.43
Investments, net	196,159,111,455.70	Liablities payable on demand	39,334,483,561.50
(with obligations Baht 737,194,000.00)		Borrowings	91,538,806,050.63
Credit advances (net of allowance for doubtful accounts)	834,221,774,126.71	Financial Institution's liabilities under acceptances	489,868,651.75
Accrued interest receivables	1,372,221,284.52	Other liabilities	40,269,251,595.40
Properties foreclosed, net	11,742,623,672.64	Total liabilities	1,111,496,132,923.21
Customers' liabilities under acceptances	489,868,651.75		
Premises and equipment, net	30,329,560,726.93		
Other assets, net	38,332,946,912.01	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	72,633,750,857.92
		Other reserves and profit and loss account	19,043,011,353.98
		Total shareholders' equity	115,609,364,141.90
Total Assets	1,227,105,497,065.11	Total Liabilities and Shareholders' Equity	1,227,105,497,065.11
Customers' liabilities under unmatured bills	5,241,149,815.64	Financial institution's liabilities under unmatured bills	5,241,149,815.64
Total	1,232,346,646,880.75	Total	1,232,346,646,880.75

	Baht
Non-Performing Loans 2/(net) as of 31 March 2009 (Quarterly)	14,988,645,318.80
(1.62 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 31 March 2009 (Quarterly)	22,894,013,607.31
Actual provisioning for loan loss	29,645,331,925.51
Loans to related parties	43,308,820,926.62
Loans to related asset management companies	225,000,000.00
Loans to related parties due to debt restructuring	1,369,090,386.85
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Regulatory capital	146,837,469,135.65
Changes in assets and liabilities this quarter as of 31 May 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,241,928,921.43
Letters of credit	15,286,244,969.03

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 31 March 2009 (Quarterly) 31,860,496,532.87

(3.38 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

KASIKORNBANK EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.120/2009

June 18, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SEC
Mail Processing
Section

JUN 18 2009

Washington, DC
100

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Jun 18, 09

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

SS.08-01302/2009

June 18, 2009

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the twenty-third interest payment of the third Subordinated Debenture (KBNK13OA) will be made on July 16, 2009, we would like inform you the details of the twenty-third interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 4.25 percent per annum and 91 days duration – from April 16, 2009 to July 15, 2009. And, we will close the book for interest payment at noon of July 2, 2009.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1994